N E W S R E L E A S E

TALISMAN ENERGY MONETIZES OIL SANDS ASSETS

CALGARY, Alberta, November 29, 2006 -Talisman Energy Inc. has announced two transactions in its process to realize value from the Company’s non-core oil sands assets.

Talisman has entered into an agreement to sell its indirect 1.25% interest in Syncrude to Canadian Oil Sands Limited, the operating subsidiary of Canadian Oil Sands Trust (COS), for approximately $475 million, comprised of $237.5 million in cash (subject to closing adjustments) and 8,189,655 units of COS.

Talisman’s share of production from Syncrude has averaged approximately 3,400 bbls/d year to date. Completion of the transaction is conditional upon clarification of the impact of this transaction on COS's tax status under the proposed new trust legislation.

Talisman has also sold its 2% gross overriding royalty on Suncor Energy Inc.'s undeveloped Lease 23, located west of Suncor’s Steepbank mining operations, to Suncor for $107.5 million. Talisman is continuing in negotiations to realize value from its remaining oil sands leases. TD Securities has acted as financial advisor to Talisman on the sale of its oil sands assets.

Talisman has undertaken a broad review of its non-core assets worldwide, some of which it believes may not be fully reflected in the Company’s share price. The Company intends to use cash proceeds from asset sales to repurchase Talisman shares while remaining committed to its prudent financial leverage guidelines. Year to date, Talisman has repurchased approximately 24.8 million shares for $450 million, including 16 million shares since the end of September.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

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For further information on Talisman Energy, please contact:

David Mann              Christopher J. LeGallais
Senior Manager, Corporate & Investor Communications      Senior Manager, Investor Relations
Phone: 403-237-1196          Phone: 403-237-1957
Fax: 403-237-1210            Fax: 403-237-1210
E-mail: tlm@talisman-energy.com          Email: tlm@talisman-energy.com

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Oil and Gas Information

Talisman makes reference to production volumes in this press release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.